Exhibit 12

UNIVERSAL CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Fiscal Year Ended March 31,
	2018	2017	2016	2015	2014
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$157,552	$163,464	$167,156	$151,330	$226,793
Fixed charges (net of interest capitalized)	17,514	18,222	18,499	20,993	23,974
Distribution of earnings from unconsolidated affiliates	5,541	5,078	3,422	5,228	6,508
Total Earnings	$180,607	$186,764	$189,077	$177,551	$257,275

Fixed Charges and Preference Dividends
Interest expense	$15,621	$16,284	$15,669	$17,120	$20,307
Interest capitalized	—	—	—	—	—
Amortization of premiums, discounts, and debt issuance cost(1)	—	—	851	1,600	1,302
Interest component of rent expense	1,893	1,938	1,979	2,273	2,365
Total Fixed Charges	17,514	18,222	18,499	20,993	23,974
Dividends on convertible perpetual preferred stock (pretax)	—	17,017	22,689	22,806	22,846
Total Fixed Charges and Preference Dividends	$17,514	$35,239	$41,188	$43,799	$46,820

Ratio of Earnings to Fixed Charges	10.31	10.25	10.22	8.46	10.73

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	10.31	5.30	4.59	4.05	5.49

(1) The Company began reporting the amortization of premiums, discounts, and debt issuance costs in interest expense effective April 1, 2016 (the beginning of fiscal year 2017). No reclassification has been made for prior reporting periods since the amounts are not material.